FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: March 5, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Increases Bondi Project Resources

March 4, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce a significant increase in the National Instrument 43-101 compliant gold resource of its Bondi Project in Burkina Faso, West Africa. The estimate, performed by Met-Chem Canada Inc., of Montreal, Quebec, confirms a 73% increase in the measured and indicated mineral resource and a 333% increase in the inferred resource as compared to the November 2004 Met-Chem Report (Tables 1 & 2). The total resources are contained within three (3) contiguous zones: Zone 2 (Z2), Zone 2 North (Z2N) and Zone 2 South (Z2S) to an average depth of 125 meters. The estimate is based on drill results up to August 2007.

Table 1. 2008 Met-Chem NI 43-101 resource estimate for the Bondi deposit, Burkina Faso, West Africa.

Category	Tonnes*	Au Grade (g/t)	Ounces
Measured	921,000	2.17	64,300
Indicated	3,219,000	2.10	217,700
Sub-Total	4,140,000	2.12	282,000
Inferred	2,536,000	1.84	149,600

*0.5 g/t Cut off

Table 2. 2004 Met-Chem NI 43-101 resource estimate for the Bondi deposit, Burkina Faso, West Africa.

Category	Tonnes*	Au Grade (g/t)	Ounces
Indicated	1,761,822	2.88	163,134
Inferred	446,378	2.41	34,587

*0.5 g/t Cut off

“The current program of methodical definition drilling has provided a substantial increase in our resources and significant technical information from which these resources can be expanded along strike and at depth as several higher grade zones remain open,” stated Steve King, VP, Exploration for Orezone.

Drilling on the Bondi property was supervised by M.S. (Steve) King, P. Geo., VP, Exploration for Orezone, who is a Qualified Person under NI 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. Analysis was completed at Abilab Burkina SARL Ouagadougou (subsidiary of ALS Laboratory group) for bottle roll (LeachWELL™) and ALS Chemex (formerly Abilab) Bamako for Fire Assay.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0 Moz of indicated resources and 1.3 Moz of inferred resources at a 0.5 g/t cut off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains essentially open and untested below 200 m from surface and is surrounded by several satellite deposits. The government of Burkina

Faso has a 10% non-participating interest and a 3% net smelter royalty in the project. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free:  (888) 673-0663

Ron Little, CEO, rlittle@orezone.com          Pascal Marquis, President, pmarquis@orezone.com

Niel Marotta, VP Corp, nmarotta@orezone.com          Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS: This news release conains certain "oward-looking staemens within the meaning of Section21Eof the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain informaion contained herein constitutes forward-looking statemens. Fowad-looking statements are frequently chaacterized by wods such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimae"and other simila wods, o statements that certain events or condition "may o "will" occur. Fowad-looking satemens ae based on the opinions and estimates of management at the date the statements are made, and are subject to a variet o risks and uncertainies and oher factorstha could cause actual events oresults to differ materiallyfrom those projected in the forward-lookingstatements. These factors include the inheren risks involved in the exploation and deelopmen of mineral poperties, the unertainies involved in interpretingdilling results and oher geological daa, flucuating metal pices, the possibilit of poject cost overuns or unanticipated costs andexpenses, uncertainties relating to the availability and cos o financing needed in the future and other factos. The Companyundertakes no obligation to updae fowad-looking statements if circumstances o management' estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrumen 43-101 of the Canadian Securities Administrators requires that each category of mineral eserves and mineral resources be repoed separately. Readers should refer to the annual information fom of Oezone for the yearended December 31, 2006, and other continuous disclosure documents filed by Oezone since January 1, 2007 available at www.sedar.com, for this deailed infomation, which is subjet to the qualification and noes set forth theein.

Cautionary Noe to Unied Staes Investors Concerning Estimates of Meaured, Indicated and Inferred Resources: This pess release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investos ae advised that while such terms are recognized and required by Canadianregulaions, the United States Secuities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertaintyas to theirexitence, and as to their economic and legal feasibilit. It canno be assumed that all oany part o an Inferred Mineal Resource will ever be upgaded to a highe caegory. Under Canadian ules, estimates of Inferred Mineral Resources may not form the basis of feasibility or othereconomic studies. United States investos ae cauioned no to assume thaall or any part of Measued o Indiated Mineal Resources will ever be conveted into Mineral Reserves. United States investos are also cautioned not to assume that all o any part o an Infered Mineral Resoure exists, o is economicallyo legally mineable.